Exhibit A

Press Release
Ceragon Reports Third Quarter 2014 – October 30, 2014

CERAGON NETWORKS REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS

Paramus, New Jersey, October 30, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist, today reported results for the third quarter which ended September 30, 2014.

Revenues for the third quarter of 2014 reached $99.0 million, up 8% from $92.1 million for the third quarter of 2013, and up 10% from $90.4 million in the second quarter of 2014.

Gross margin in accordance with US Generally Accepted Accounting Principles (GAAP) in the third quarter of 2014 was 25.6% of revenues, compared to 30.9% of revenues in the third quarter of 2013, and compared to 26.3% of revenues in the second quarter of 2014. Gross margin on a non-GAAP basis was 25.7% of revenues in the third quarter of 2014, compared to 31.9 % of revenues in the third quarter of 2013, and compared to 27.0 % of revenues in the second quarter of 2014.

Operating loss on a GAAP basis in the third quarter of 2014 was $(0.8) million, compared to an operating loss of $(4.1) million in the third quarter of 2013, and compared to an operating income of $11.8 million in the second quarter of 2014. On a non-GAAP basis, the operating profit was $0.1million in the third quarter of 2014, compared to an operating loss of $(2.2) million in the third quarter of 2013, and compared to an operating loss of $(2.6) million in the second quarter of 2014.

Net loss on a GAAP basis for the third quarter of 2014 was $(5.6) million or $(0.08) per basic share and diluted share. Net loss for the third quarter of 2013 was $(10.4) million, or $(0.28) per basic share and diluted share. Net income for the second quarter of 2014 was $8.0 million or $0.15 per basic share and diluted share, primarily due to $16.8 million of non-recurring other income resulting from a settlement agreement with Eltek ASA.

On a non-GAAP basis, net loss for the third quarter of 2014 was $(3.6) million, or $(0.05) per basic share and diluted share, compared to a non-GAAP net loss for the third quarter of 2013 of $(4.5) million, or $(0.12) per basic share and diluted share. The non-GAAP net loss for the second quarter of 2014 was $(5.0) million or $(0.10) per basic share and diluted share.

For reconciliations of GAAP to non-GAAP results, see the attached tables.

“The pickup in revenues and the continued acceleration in bookings during the third quarter were mainly a result of extremely strong demand from India,” said Ira Palti, president and CEO of Ceragon. “We approached breakeven on an operating basis and reported a small non-GAAP operating profit, despite a less favorable geographic revenue mix putting pressure on our gross margin.  With improving overall demand and the excellent reception our IP-20 platform is receiving in the market, our primary focus going forward will be on achieving sustainable profitability and positive cash flow.”

Supplemental geographical breakdown of revenue, third quarter of 2014:

•	Europe:	17%

•	Africa:	17%

•	North America:	7%

•	Latin America:	24%

•	India:	26%

•	APAC:	9%

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1093 or international +1 (612) 234-9959 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone:  USA: (800) 475-6701; International: +1 (320) 365-3844; Access Code: 338241. A replay of both the call and the webcast will be available through November 30, 2014.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Ceragon uses non-GAAP measures of its financial results. Ceragon’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Ceragon’s ongoing core operations and prospects for the future. Historically, Ceragon has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in the tables attached to this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic, while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs;  the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:			Media:
Doron Arazi	or	Claudia Gatlin	Tanya Solomon
+972 3 5431 660		+1 212 830 9080	+972 3 5431 163
dorona@ceragon.com		claudiag@ceragon.com	tanyas@ceragon.com

Ceragon Reports Third Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenues	$99,013	$92,099	$259,948	$272,280
Cost of revenues	73,695	63,610	195,238	187,792

Gross profit	25,318	28,489	64,710	84,488

Operating expenses:
Research and development	7,999	10,065	26,892	32,553
Selling and marketing	12,842	16,296	42,917	50,637
General and administrative	5,267	6,189	16,893	18,668
Restructuring costs	-	-	936	-
Other income	-	-	16,800	-

Total operating expenses	$26,108	$32,550	$70,838	$101,858

Operating loss	790	4,061	6,128	17,370

Financial expenses, net	3,311	1,980	13,650	8,856

Loss before taxes	4,101	6,041	19,778	26,226

Taxes on income	1,457	4,399	4,745	5,875

Net loss	$5,558	$10,440	$24,523	$32,101

Basic and diluted net loss per share	$0.08	$0.28	$0.42	$0.87

Weighted average number of shares used in computing basic and diluted net loss per share	68,047,913	36,815,864	57,711,192	36,736,417

Ceragon Reports Third Quarter 2014 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2014	December 31, 2013
	(Unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$43,944	$42,407
Short-term bank deposits	377	446
Marketable securities	4,163	5,499
Trade receivables, net	162,046	131.166
Deferred taxes	5,550	7,198
Other accounts receivable and prepaid expenses	29,390	34,205
Inventories	60,037	64,239
Total current assets	305,507	285,160

NON-CURRENT ASSETS:
Marketable securities	-	3,985
Deferred tax assets, net	4,271	6,542
Severance pay and pension fund	6,306	7,065
Property and equipment, net	34,707	35,245
Intangible assets, net	5,619	7,213
Goodwill	14,855	14,935
Other non-current assets	6,505	5,826
Total long-term assets	72,263	80,811
Total assets	$377,770	$365,971

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$46,332	$46,922
Trade payables	84,330	77,979
Deferred revenues	8,560	7,968
Other accounts payable and accrued expenses	37,532	45,526
Total current liabilities	176,754	178,395

LONG-TERM LIABILITIES:
Long term bank loan, net of current maturities	4,130	10,304
Accrued severance pay and pension	12,181	13,635
Other long term payables	27,390	28,559
Total long-term liabilities	43,701	52,498
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	212	141
Additional paid-in capital	405,758	357,989
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(2,649)	(1,569)
Accumulated deficits	(225,915)	(201,392)

Total shareholders' equity	157,315	135,078

Total liabilities and shareholders' equity	$377,770	$365,971

Ceragon Reports Third Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash flow from operating activities:
Net loss	$(5,558)	$(10,440)	$(24,523)	$(32,101)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,486	3,885	10,394	11,656
Stock-based compensation expense	568	701	2,691	2,774
Decrease (increase) in trade and other receivables, net	(14,918)	(6,130)	(28,824)	20,334
Decrease in inventory, net of write off	1,046	91	4,075	7,493
Increase (decrease) in trade payables and accrued liabilities	7,131	4,604	(1,788)	(19,069)
Increase (decrease) in deferred revenues	(455)	(3,683)	592	(8,218)
Decrease in deferred tax asset, net	1,360	3,228	4,004	3,743
Other adjustments	(562)	299	(291)	(22)
Net cash used in operating activities	$(7,902)	$(7,445)	$(33,670)	$(13,410)

Cash flow from investing activities:
Purchase of property and equipment	(2,286)	(4,009)	(8,464)	(11,706)
Investment in short-term bank deposits	-	-	-	(255)
Proceeds from short-term bank deposits	11	-	69	336
Proceeds from sale of available for sale marketable securities, net	-	-	5,161	301
Net cash provided by investing activities	$(2,275)	$(4,009)	$(3,234)	$(11,324)

Cash flow from financing activities:
Proceeds from exercise of options	-	-	-	1,145
Proceeds from issuance of shares, net	45,150	-	45,150	-
Proceeds from bank loans	-	9,300	20,190	25,990
Repayment of bank loans	(22,838)	(2,058)	(26,954)	(8,174)

Net cash provided by financing activities	$22,312	$7,242	$38,386	$18,961

Translation adjustments on cash and cash equivalents	$(66)	$(114)	$55	$(744)
Increase (decrease) in cash and cash equivalents	$12,069	$(4,326)	$1,537	$(6,517)
Cash and cash equivalents at the beginning of the period	31,875	44,908	42,407	47,099
Cash and cash equivalents at the end of the period	$43,944	$40,582	$43,944	$40,582

Ceragon Reports Third Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$99,013		$99,013	$92,099
Cost of revenues	73,695	(a) 116	73,579	62,708

Gross profit	25,318		25,434	29,391

Operating expenses:
Research and development	7,999	(b) 376	7,623	9,937
Selling and marketing	12,842	(c) 219	12,623	15,636
General and administrative	5,267	(d) 143	5,124	5,989

Total operating expenses	$26,108		$25,370	$31,562

Operating profit (loss)	(790)		64	(2,171)
Financial expenses, net	3,311		3,311	1,980

Loss before taxes	4,101		3,247	4,151

Taxes on income	1,457	(e)1,150	307	362

Net loss	$5,558		$3,554	$4,513

Basic and diluted net loss per share	$0.08		$0.05	$0.12

Weighted average number of shares used in computing basic and diluted net loss per share	68,047,913		68,047,913	36,815,864

Total adjustments		2,004

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $50 thousand of stock based compensation expenses and $(0.2) million of changes in pre-acquisition indirect tax positions in the three months ended September 30, 2014.

(b)	Research and development expenses include $0.4 million of stock based compensation expenses in the three months ended September 30, 2014.
(c)	Selling and marketing expenses include $0.2 million of amortization of intangible assets in the three months ended September 30, 2014.
(d)	General and administrative expenses include $0.1 million of stock based compensation expenses in the three months ended September 30, 2014.
(e)	Taxes on income include $1.2 million of non-cash tax adjustments in the three months ended September 30, 2014.

Ceragon Reports Third Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$259,948		$259,948	$272,280
Cost of revenues	195,238	(a)1,544	193,694	184,990
Gross profit	64,710		66,254	87,290

Operating expenses:
Research and development	26,892	(b)3,727	23,165	30,565
Selling and marketing	42,917	(c)1,900	41,017	47,899
General and administrative	16,893	(d)1,464	15,429	17,152
Restructuring costs	936	936	-	-
Other income	16,800	(e)16,800	-	-

Total operating expenses	$70,838		$79,611	$95,616

Operating loss	6,128		13,357	8,326
Financial expenses, net	13,650	(f)6,310	7,340	5,723

Loss before taxes	19,778		20,697	14,049

Taxes on income	4,745	(g)3,991	754	1,838

Net loss	$24,523		$21,451	$15,887

Basic and diluted net loss per share	$0.42		$0.37	$0.43
Weighted average number of shares used in computing basic and diluted net loss per share	57,711,192		57,711,192	36,736,417

Total adjustments		3,072

(a)
Cost of revenues includes $0.9 million of amortization of intangible assets, $0.2 million of stock based compensation expenses, $0.3 million of restructuring plan related costs and $0.2 million of changes in pre-acquisition indirect tax positions in the nine months ended September 30, 2014.

(b)	Research and development expenses include $2.4 million of restructuring plan related costs and $1.3 million of stock based compensation expenses in the nine months ended September 30, 2014.
(c)
Selling and marketing expenses include $0.7 million of amortization of intangible assets, $0.7 million of restructuring plan related costs and $0.6 million of stock based compensation expenses in the nine months ended September 30, 2014.

(d)	General and administrative expenses include $0.7 million of restructuring plan related costs and $0.6 million of stock based compensation expenses in the nine months ended September 30, 2014.
(e)	Other income represents net cash received as a result of an agreement with Eltek ASA to settle all claims related to the purchase of Nera from Eltek in January 2011.
(f)
Financial expenses include $4.1 million of currency devaluation in Venezuela and $2.2 million related to certain transactions to expatriate cash from Venezuela and Argentina in the nine months ended September 30, 2014.

(g)	Taxes on income include $4.0 million non-cash tax adjustments in the nine months ended September 30, 2014.

Ceragon Reports Third Quarter 2014 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2014

Reported GAAP net loss	5,558	24,523

Stock based compensation expenses	568	2,691
Amortization of intangible assets	536	1,589
Restructuring plan related costs	-	5,107
Changes in pre-acquisition indirect tax positions	(250)	184
Currency devaluation in Venezuela	-	4,140
Expenses related to certain transactions to expatriate cash from Venezuela and Argentina	-	2,170
Non-cash tax adjustments	1,150	3,991
Income from settlement agreement with Eltek	-	16,800
Non-GAAP net loss	3,554	21,451